UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                   WASHINGTON, D.C.  20549

                        SCHEDULE 13D/A
          Under the Securities Exchange Act of 1934
                   (Amendment No. 1)*

               WORLD HEALTH ALTERNATIVES, INC.
                      (Name of Issuer)

               Common Stock, $.0001 par value
               (Title of Class of Securities)

                          98147T104
                       (CUSIP Number)

                       Louis W. Zehil
                      McGuireWoods LLP
                 1345 Avenue of the Americas
                     New York, NY  10105
                        212-548-2138
 (Name, Address and Telephone Number of Person Authorized to
             Receive Notices and Communications)

                     December 13, 2005
   (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------------------------------------------------
CUSIP NO. 98147T104
-------------------------------------------------------------
1	Names of Reporting Persons.
	I.R.S. Identification Nos. of above persons (entities only).
	Jeffrey K. Peterson

-------------------------------------------------------------
2	Check the Appropriate Box if a Member of a Group
	(See Instructions)
	(a) N/A
	(b)
-------------------------------------------------------------
3	SEC Use Only

-------------------------------------------------------------
4	Source of Funds (See Instructions)
	PF

-------------------------------------------------------------
5	Check if disclosure of Legal Proceedings Is Required
	Pursuant to Items 2(d) or 2(e)
	N/A

-------------------------------------------------------------
6	Citizenship or Place of Organization
	United States

-------------------------------------------------------------
Number of	7	Sole Voting Power	4,939,000
Shares Bene-   ----------------------------------------------
ficially by	8	Shared Voting Power
Owned by Each  ----------------------------------------------
Reporting	9	Sole Dispositive Power	4,939,000
Person With    ----------------------------------------------
		10	Shared dispositive Power
-------------------------------------------------------------
11	Aggregate Amount Beneficially Owned by Each
	Reporting Person
	4,939,000

-------------------------------------------------------------
12	Check if the Aggregate Amount in Row (11) Excludes
	Certain Shares (See Instructions)

-------------------------------------------------------------
13	Percent of Class Represented by Amount in Row (11)
	10.536%

-------------------------------------------------------------

14	Type of Reporting Person (See Instructions)
	IN

-------------------------------------------------------------
Item 1.  SECURITY AND ISSUER

This Amendment No. 1 to Schedule 13D amends the Schedule 13D filed on December 9, 2005,and relates to the shares of World Health Alternatives, Inc. The principal executive offices of the Issuer are located at 777 Penn Center Boulevard, Suite 111, Pittsburgh, Pennsylvania 15235.

Item 2.  IDENTITY AND BACKGROUND

This statement is filed on behalf of Jeffrey K. Peterson, 1707 Waldemere Street, Sarasota, Florida 34239. The
Reporting Person is a self-employed investor.

During the last 5 years, the Reporting Person has not been convicted in a criminal proceeding, nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Peterson is a U.S. citizen.

Item 3.  SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATIONS

Mr. Peterson has accumulated shares of the Issuer using personal funds.

Item 4.  PURPOSE OF TRANSACTION

There is no change to report for Item 4 except that on December 13, 2005, the Reporting Person sent a demand to the Issuer to call a special meeting of the Issuer's shareholders pursuant to Section 607.0702(b), Florida
Statutes. It demands that the Issuer notice the special meeting not later than December 23, 2005 for a meeting to be held on or before February 23, 2006. The purpose of the meeting is to remove the Issuer's directors and replace them with a slate to be designated. A copy of such demand is attached as Exhibit 99.1 to this
Schedule 13D/A.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER

There is no change to report for Item 5.

Item 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

None.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS


Exhibit Number      Description
______________      ___________

99.1		    Demand to Issuer to call a special meeting
		    of Issuer's Shareholders



SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  12/14/05


By:  /S/ Jeffrey K. Peterson
     __________________________
Name:  Jeffrey K. Peterson
-